Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-26575, No. 333-80185, and No. 333-66729 on Form S-8 of our report dated August 30, 2005, relating to the consolidated financial statements and consolidated financial statement schedule of 99¢ Only Stores and our report on internal control over financial reporting dated August 30, 2005 (which report disclaimed an opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting because of a scope limitation and expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses and the effects of a scope limitation) appearing in this Annual Report on Form 10-K of 99¢ Only Stores for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

Los Angeles, California
September 7, 2005